Exhibit 13.1

TRANSALTA CORPORATION

2006 RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

MARCH 22, 2006

Exhibit 13.1

TABLE OF CONTENTS

Presentation of Information	1
Special Note Regarding Forward-Looking Statements	1
Management’s Discussion and Analysis	1
Corporate Structure	1
General Development of the Business	3
Business of TransAlta	6
Generation Business Segment	6
Energy Marketing Business Segment	14
Environmental Risk Management	17
Risk Factors	18
Employees	18
Capital Structure	18
Credit Ratings	19
Dividends	20
Market for Securities	21
Directors and Officers	22
Interest of Management and Others in Material Transactions	26
Legal Proceedings	26
Transfer Agent and Registrar	26
Interests of Experts	26
Additional Information	27
Audit and Environment Committee	27
Appendix “A” – Audit and Environment Committee Charter	A-1
Appendix “B” – Glossary of Terms	B-1

(i)

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this annual information form (“Annual Information Form”) is given at or for the year ended December 31, 2005.  Amounts are expressed in Canadian dollars unless otherwise indicated.  Financial information is presented in accordance with Canadian generally accepted accounting principles.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form, the documents incorporated by reference in this Annual Information Form, and other reports and filings made with the securities regulatory authorities in Canada and the United States include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation’s (“TransAlta” or the “Corporation”) beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  Forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from those projected, including those material risks discussed in this Annual Information Form under the heading “Risk Factors”, and in TransAlta’s Management Discussion & Analysis of financial condition and results of operations (“MD&A”) for the period ended December 31, 2005 under the heading “Risk Factors and Risk Management”.  The material assumptions in making these forward-looking statements are disclosed in the MD&A under “Outlook”, “Risk Factors and Risk Management” and “Critical Accounting Policies and Statements”, and in this Annual Information Form under “Competitive Environment”, and “Competitive Strengths”.  Given these uncertainties, the reader should not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this Annual Information Form or otherwise, and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key terms) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

TransAlta’s MD&A for the year ended December 31, 2005 and TransAlta’s Audited Consolidated Financial Statements for the year ended December 31, 2005 are hereby specifically incorporated by reference in this Annual Information Form.  Copies of these documents are available on SEDAR at www.sedar.com.

CORPORATE STRUCTURE

Name and Incorporation

TransAlta was formed by Certificate of Amalgamation issued under the Canada Business Corporations Act on October 8, 1992.  On December 31, 1992 a Certificate of Amendment was issued in connection with a plan of arrangement involving the Corporation and TransAlta Utilities Corporation (“TransAlta Utilities”) under the Canada Business Corporations Act.  The plan of arrangement, which was approved by shareholders on November 26, 1992, resulted in common shareholders of TransAlta Utilities exchanging their common shares for shares of the Corporation on a one-for-one basis.  Upon completion of the arrangement, TransAlta Utilities became a wholly-owned subsidiary of TransAlta.  The registered office and principal place of business of TransAlta are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7.

The significant dates and events relating to TransAlta Utilities are set forth in TransAlta Utilities’ Annual Information Form for the year ended December 31, 2005, a copy of which is available on SEDAR at www.sedar.com.

Intercorporate Relationships

The principal subsidiaries of the Corporation and their respective jurisdictions of formation are set out below.

Notes:

(1)

Indirectly held.

(2)

The limited partnership interests in TransAlta Power, L.P. (“TransAlta Power”) are held by the public, other than a 0.01 per cent interest held by TransAlta Power Ltd., the general partner of TransAlta Power.

Unless the context otherwise requires, all references to the “Corporation” and to “TransAlta” herein refer to TransAlta Corporation and its subsidiaries, including TransAlta Utilities and TransAlta Energy Corporation (“TransAlta Energy”).

OVERVIEW

TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1911.  The Corporation is among Canada’s largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 8,473 MW of electrical generating capacity in facilities having approximately 10,181 MW of aggregate electrical generating capacity.  The Corporation is focused on generating electricity in Canada, the United States, Mexico and Australia through its diversified portfolio of facilities fueled by coal, gas, hydro, wind and geothermal resources.  The following is a brief overview of the Corporation’s principal facilities.

In Canada, the Corporation holds a net ownership interest of approximately 5,579 MW of electrical generating capacity in coal-fired, gas-fired, wind-powered and hydroelectric facilities, including 4,882 MW in Alberta and 697 MW in Ontario.

In the United States, the Corporation’s principal facilities include a 1,404 MW coal-fired facility and a 248 MW gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest.  The Corporation holds a 50 per cent interest in CE Generation, LLC (“CE Generation”), resulting in an aggregate net ownership interest of approximately 378 MW of geothermal and gas fired electrical generating capacity in facilities in California, Texas, Arizona and New York.  The Corporation also has 53 MW of electrical generating capacity through gas-fired and hydroelectric facilities located in New York, Washington and Hawaii.

In Mexico, the Corporation owns two facilities with a combined capacity of 511 MW.

The Corporation also has 300 MW of net electrical generating capacity in Australia.

The Corporation is organized into two business segments: Generation and Energy Marketing.  The Generation group is responsible for constructing, operating and maintaining power generation facilities.  The Energy Marketing group is responsible for managing the sale of production, purchases of natural gas, transmission capacity and market risks associated with the Corporation’s generation assets and for non-asset backed trading activities.  Both segments are supported by a corporate group which includes finance, treasury, legal, human resources and other administrative functions.  The corporate group is also responsible for the Corporation’s sustainable development initiatives, including investments in renewable energy resources.

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events and conditions affecting TransAlta’s business during the last three financial years are summarized below.  Certain of these events and conditions are discussed in greater detail under the heading “Business of TransAlta” in this Annual Information Form.

Recent Developments

•

On March 14, 2006, TransAlta and EPCOR Utilities Inc. announced the entering into of a development agreement to jointly pursue TransAlta’s Keephills 3 power project.  Keephills 3, formerly known as Centennial 1, is a proposed 450 MW facility adjacent to TransAlta’s existing Keephills facility, approximately 70 kilometres west of Edmonton, Alberta.

•

On February 17, 2006, a subsidiary of TransAlta, together with a subsidiary of Mid-American Energy Company entered into an arrangement to purchase a 10MW hydro facility in Hawaii to be held directly by the Wailuku Holding Company LLC, each entity will hold a fifty percent interest in the facility.

•

On February 15, 2006, TransAlta announced it had signed a five-year agreement with the Ontario Power Authority (“OPA”) for its Sarnia Regional Cogeneration Power Plant.  Under the terms of the contract, Transalta will be available to supply an average of 400 megawatts of electricity to the Ontario electricity market.  The supply contract is effective until December 31, 2010.

Year ended December 31, 2005

•

On December 9, 2005, the Corporation announced that its wholly-owned subsidiary, TransAlta Energy Marketing (U.S.) Inc. had entered into a contract for the sale of generation from the Corporation’s Centralia generating facility for the period from January 1, 2007 to December 31, 2010.  The contract has a value of approximately US $450 million.

•

On December 8, 2005, the Corporation announced the appointment of Brian Burden as Executive Vice-President and Chief Financial Officer of the Corporation.

•

On September 12, 2005, the Corporation announced that its 279 MW Wabamun Unit 4 generating facility resumed full operations on September 11, 2005 following the successful implementation of its return to service plan.  TransAlta was forced to shut down the Wabamun facility on August 3, 2005 due to a train derailment and resulting oil spill into Lake Wabamun, Alberta.  The Wabamun unit was on standby until an appropriate return to service plan was developed and reviewed with regulators and the Canadian National Railway Company.  The Corporation estimates operating income was impacted by $15 to $18 million as a result of the Wabamun shutdown.  The Corporation is seeking recovery for all losses.

•

On June 30, 2005, the Corporation announced that Ian Bourne, Executive Vice-President and Chief Financial Officer of the Corporation, would be retiring by the end of 2006 after nine years of service with the Corporation.

•

On March 1, 2005, the Corporation announced the completion of the 450 MW Genesee 3 generating facility, a joint venture between the Corporation and EPCOR Utilities Inc.  See “Generation Business Segment –Alberta - Coal-fired facilities”.

•

On February 15, 2005, the Corporation redeemed, at par, all of its outstanding 7.5 per cent and 8.15 per cent preferred securities, with an outstanding principal amount of $175 million and $125 million, respectively.

•

On January 3, 2005, the Corporation announced that it had shut down and retired Units 1 (62 MW) and 2 (57 MW) of its Wabamun facility, effective December 31, 2004.  See “Generation Business Segment –Alberta - Coal-fired facilities”.

Year ended December 31, 2004

•

On December 10, 2004, the Corporation announced that it had applied to the Alberta Energy and Utilities Board (the “AEUB”) to amend its 900 MW Centennial permit to allow for the construction of a smaller 450 MW facility using improved technology. See “Generation Business Segment – Alberta – Coal-fired facilities”.

•

On December 3, 2004, the Corporation announced the sale by TransAlta Energy of an aggregate of 7.114 million limited partnership units of TransAlta Power at a net price of $9.00 per unit for net proceeds of $64.0 million. The units sold by TransAlta represented the remaining limited partnership units of TransAlta Power held by TransAlta Energy following the expiration on August 3, 2004 of the unit purchase warrants issued to the public on July 31, 2003 in connection with the acquisition by TransAlta Power of a 25 per cent interest in the Sheerness facility.  TransAlta recorded a gain of $13.4 million after-tax ($0.07 per common share) as a result of the sale of the units.

•

On December 1, 2004, TransAlta announced the completion of the sale of its 50 per cent interest in the 220 MW gas-fired Meridian power plant to TA Cogen, an Ontario limited partnership for $110 million.  The purchase price for the Meridian facility was funded by TA Cogen through the issuance to each of TransAlta Power and TransAlta Energy of $30 million of limited partnership units of TA Cogen, the payment of $50 million in cash and the issue of a promissory note to TransAlta Energy for $30.0 million.  The subscription by TransAlta Energy for limited partnership units of TA Cogen enabled the Corporation to retain its 50 per cent interest therein.  TransAlta recorded an after-tax gain of approximately $11.5 million ($0.06 per common share) as a result of the sale.  See “TA Cogen and TransAlta Power”.

•

On October 13, 2004, TransAlta announced the commencement of commercial operations of the $100 million 68 MW Summerview wind farm located approximately 200 kilometres southwest of Calgary, Alberta. The Summerview facility consists of 38 1.8 MW Vestas V80 wind turbines which brings TransAlta’s total operated wind generation capacity to 187 MW, including approximately 150 MW of wind energy owned, all of which is operated through Vision Quest Windelectric (“Vision Quest”).  The Summerview wind farm is a merchant facility and TransAlta receives the Government of Canada’s 10-year Wind Power Production Incentive (“WPPI”) on the output.   See “Generation Business Segment — Alberta — Wind Generation Facilities”.

•

On October 5, 2004, TransAlta completed the acquisition of a dam, a 1 MW hydroelectric generating facility and related assets on the Skookumchuk River near Centralia, Washington, for approximately US $7.5 million.  These facilities are used in connection with TransAlta’s generation facilities at Centralia, Washington.

•

At December 31, 2004, TransAlta had a US $51.4 million receivable relating to energy sales in California.  At December 31, 2000, TransAlta had made a provision of US $28.8 million to account for potential refund liabilities relating to those energy sales in California.  On March 17, 2004, the California Independent System Operator released its preliminary adjusted prices indicating that TransAlta’s refund liability was US $46.0 million.  Based on those preliminary refund estimates, in the first quarter of 2004 TransAlta increased its provision for potential refund liabilities by US $17.2 million (Cdn. $22.9 million) to US $46.0 million.  The final adjusted prices were released in October 2004 and were substantially the same as those released in March 2004.  TransAlta has prepared a petition for relief from the refund obligation that may be filed once the U.S. Federal Energy Regulatory Commission provides stakeholders with a direction on the filing of such positions.

Year ended December 31, 2003

•

In December 2003, TransAlta sold 539 acres of undeveloped land at Seebe, Alberta for $11 million.  The sale of land was part of a company-wide initiative to sell land and close housing sites that were no longer required for the power generation business.

•

In September 2003, TransAlta announced the commencement of commercial operations at its 259 MW Chihuahua combined-cycle gas-fired facility located near Ciudad de Juarez, Mexico, approximately 40 kilometres south of the United States/Mexico border.  In May 2003, the Corporation announced the commencement of commercial operations at its 252 MW combined-cycle gas/diesel facility located in the Mexican state of Campeche in the Yucatan Peninsula.  Mexico’s government-owned utility, Comisión Federal de Electricidad, has agreed to purchase 100 per cent of the electricity output of each of the Chihuahua and Campeche facilities under 25-year contracts with TransAlta.  See “Generation Business Segment — Mexico”.

•

On July 30, 2003, TransAlta announced the completion of the sale of its 50 per cent interest in the 756 MW coal-fired Sheerness facility to TA Cogen.  The Corporation realized cash proceeds of $246.5 million from the sale, of which $149.9 million was received by the Corporation at the closing of the transaction and an additional $96.6 million was received from the sale of limited partnership units held by TransAlta Energy upon the exercise of warrants to purchase limited partnership units which were issued to the public as part of the financing and concurrent with the sale.  Pursuant to the sale, the Corporation also received limited partnership units of TA Cogen to enable the Corporation to retain its 50 per cent interest therein.  See “TA Cogen and TransAlta Power”.

•

On July 2, 2003, TransAlta, through Vision Quest, announced the completion of the approximately $100 million 75 MW McBride Lake wind farm consisting of 114 - 660 kW wind turbines.  The McBride Lake facility, in which the Corporation holds a 50 per cent ownership interest, is fully contracted under a 20-year PPA.  The Corporation is entitled to receive WPPI payments in respect of the McBride Lake facility until 2013.  See “Generation Business Segment — Alberta — Wind Generation Facilities”.

•

On May 9, 2003, TransAlta announced the completion of the sale and leaseback of its head office building in Calgary to Forum Leasehold Partners Inc. (“FLPI”) for a purchase price of $65.8 million.  In connection with the sale, TransAlta agreed to lease the property from FLPI for a term of 20 years.  The property is comprised of three buildings of two to 10 storeys and contains an aggregate of 335,000 square feet of rentable area.  The complex serves as corporate headquarters for over 500 TransAlta head office employees.

•

In April 2003, TransAlta disposed of its interest in an Australian gas transmission pipeline for cash proceeds of AUD $24.1 million (Cdn. $21.6 million).

•

In March and April 2003, TransAlta completed a public offering in Canada of 17.25 million common shares for gross proceeds of $276 million.

•

On January 29, 2003, TransAlta announced the completion of the acquisition from El Paso Merchant Energy North America Company (“El Paso”) of a 50 per cent interest in CE Generation for total consideration of approximately US $240 million, which included approximately US $35 million in working capital.  See “Business of TransAlta — Generation Business Segment — United States”.

•

On January 13, 2003, TransAlta completed the acquisition from EPCOR Utilities Inc. and certain of its affiliates (collectively, “EPCOR”) of a 50 per cent interest in EPCOR’s 450-MW Genesee 3 facility, construction of which was completed in March 2005, for an estimated total cost of approximately $360 million.  Commercial operation of this facility, now operated by EPCOR, began in March 2005.

TransAlta also announced that it granted to EPCOR: (i) an option, exercisable until December 31, 2005, to co-develop the Corporation’s 450-MW Keephills 3 project (formerly known as Centennial 1) at a price of 50 per cent of expenditures to the date of the option exercise, plus 50 per cent of future project development costs; and (ii) an option, exercisable until March 2004, to purchase a 50 per cent interest in the Corporation’s 575-MW Sarnia facility at a price equal to 50 per cent of the undepreciated capital cost, as at the date of closing.  EPCOR did not exercise its option on the Sarnia facility prior to the expiry of that option.  See “Generation Business Segment — Alberta — Coal-fired Facilities”.

BUSINESS OF TRANSALTA

Generation Business Segment

The following table summarizes the Corporation’s generation facilities which are operating, under construction or under development, as at March 22, 2006:

Region	Facility	Capacity (MW)	Ownership (%)	Net Capacity Ownership Interest	Fuel	Revenue Source	Contract Expiry Date

Canada Alberta (23 facilities)	Keephills	766	100	766	Coal	Alberta PPA	2020
	Sheerness	770	25	193	Coal	Alberta PPA	2020
	Sundance	2,020	100	2,020	Coal	Alberta PPA	2017, 2020
	Wabamun	279	100	279	Coal	Merchant	-
	Fort Saskatchewan	118	30	35	Gas	Long-term contract (“LTC”)	2019
	Meridian	220	25	55	Gas	LTC	2024
	Poplar Creek	356	100	356	Gas	LTC/Merchant(1)	2024
	Genesee 3	450	50	225	Coal	Merchant	-
	Keephills 3 (2)	450	50	225	Coal	Merchant	-
	Hydro assets (3)	801	100	801	Hydro	Alberta PPA	2013-2020
	Summerview	68	100	68	Wind	Merchant	-
	Castle River(4)	46	100	46	Wind	LTC/Merchant	2011
	McBride Lake	75	50	38	Wind	LTC	2022
	Total Alberta	6,419		5,107

Ontario (4 facilities)	Mississauga	108	50	54	Gas	LTC	2017
	Ottawa	68	50	34	Gas	LTC	2012
	Sarnia	575	100	575	Gas	LTC/Merchant(5)	2022
	Windsor	68	50	34	Gas	LTC/Merchant(6)	2016
	Total Ontario	819		697

United States (16 facilities)	Centralia, WA	1,404	100	1,404	Coal	Merchant	-
	Centralia Gas(7)	248	100	248	Gas	Merchant	-
	Binghamton, NY	47	100	47	Gas	Merchant	-
	Skookumchuk, WA	1	100	1	Hydro	-	-
	Power Resources, TX	200	50	100	Gas	LTC	-
	Saranac, NY	240	37.5	90	Gas	LTC	2009
	Yuma, AZ	50	50	25	Gas	LTC	2024
	Imperial Valley Geothermal Facilities (8)	327	50	163	Geothermal	LTC /Merchant	2016-2035
	Salton Sea VI (2)	180	50	90	Geothermal	-	-

	Wailuku	10	50	5	Hydro	LTC/PPA	2023
	Total US	2,707		2,173		LTC

Mexico (2 facilities)	Campeche	252	100	252	Gas/Diesel	LTC	2028
	Chihuahua	259	100	259	Gas	LTC	2028
	Total Mexico	511		511

Australia (5 facilities)	Parkeston	110	50	55	Gas	LTC	2016
	Southern Cross (9)	245	100	245	Gas/Diesel	LTC	2016
	Total Australia	355		300

Total		10,811		8,788

Notes:

(1)

Approximately 200 MW of the total 356 MW capacity are contracted under a LTC.

(2)

Facility currently under development, (Keephills 3 formerly known as Centennial 1).

(3)

Comprised of 13 facilities.

(4)

Includes eight individual turbines at other locations, one of which moved from testing to production.

(5)

Approximately 150 MW of the total 575 MW capacity are contracted under LTCs.

(6)

Approximately 50 MW of the total 68 MW capacity are contracted under a LTC.

(7)

Formerly referred to as Big Hanaford.

(8)

Comprised of 10 facilities.

(9)

Comprised of 4 facilities.

Canada:  Alberta

Coal-fired facilities

The following table summarizes the Corporation’s Alberta coal-fired generation facilities:

Location	Plant	Capacity (MW)	Ownership (%)	Commissioning Dates

Wabamun (1)	Wabamun Unit No. 4	279	100	1968
Sundance	Sundance Unit No. 1	280	100	1970
	Sundance Unit No. 2	280	100	1973
	Sundance Unit No. 3	353	100	1976
	Sundance Unit No. 4	353	100	1977
	Sundance Unit No. 5	353	100	1978
	Sundance Unit No. 6	401	100	1980
Keephills	Keephills Unit No. 1	383	100	1983
	Keephills Unit No. 2	383	100	1984
	Keephills Unit No. 3(2)	450	50	-
Sheerness	Sheerness Unit No. 1	385	25	1986
	Sheerness Unit No. 2	385	25	1990
Genesee	Genesee 3	450	50	2005
Total		4,735

Notes:

(1)

Wabamun unit 4 is expected to be removed from service upon the expiry of its license in 2010.

(2)

Facility under development.

The Keephills, Sundance and Wabamun facilities (the “Alberta thermal plants”) are located approximately 70 kilometres west of Edmonton, Alberta.  The Sheerness facility is located northeast of Calgary, Alberta and is jointly owned by TA Cogen and ATCO Power (2000) Ltd. (“ATCO Power”).  The Corporation completed the sale of its 50 per cent interest in the Sheerness facility to TA Cogen on July 30, 2003.  The Corporation’s coal-fired plants are generally all base load plants, meaning that they are expected to operate for long periods of time at or near their rated capacity.  Availability is an important measure of the economic success of a coal-fired plant. The weighted equivalent availability factor for the coal-fired Alberta thermal plants in 2005 was 87.6 per cent, compared with 86.5 per cent in each of 2004 and 2003.  For the Sheerness plant, the weighted equivalent availability factor was 91.0 per cent in 2005 compared with 90.2 per cent in 2004 and 93.8 per cent in 2003.  For the Genesee 3 plant, the weighted equivalent availability factor in 2005 was 91.8%.

Fuel requirements for TransAlta’s coal-fired power facilities are supplied by surface strip coal mines located in close proximity to the facilities.  TransAlta owns two surface mines in Alberta that supply coal to its Wabamun, Sundance and Keephills facilities.  The Whitewood mine supplies the Wabamun plant and the Highvale mine supplies the Sundance and Keephills facilities.  TransAlta estimates that the recoverable coal reserves contained in these mines are sufficient to supply the anticipated requirements of these facilities for over 50 years.

Coal for the Sheerness facility is provided from the adjacent Sheerness mine.  The coal reserves of the mine are owned, leased or controlled jointly by TA Cogen, ATCO Power and Luscar Ltd.  TA Cogen and ATCO Power have entered into coal supply agreements with Luscar Ltd., which operates the mine, to supply coal until 2026.

In February 2001, the Corporation announced a proposal for a 900 MW expansion at its Keephills facility.  In February 2002, the Corporation received regulatory approval to proceed with the expansion, which contemplated the facilities being operational in 2003.  On December 10, 2004, the Corporation announced that it had applied to the AEUB to amend its 900 MW permit to allow for the construction of a smaller 450 MW facility using improved technology.

The Corporation is in the process of updating a feasibility study factoring in the impact of Alberta’s transmission constraints, environmental requirements that may be imposed by Alberta Environment, and market conditions, to determine whether to pursue the expansion.  The proposed plant design has been adapted to meet expected new environmental requirements.  Material variations to the project or to the construction schedule may require an amendment to the AEUB approval.  In January 2003, the Corporation announced that it had granted to EPCOR an option, exercisable until December 31, 2005, to purchase a 50 per cent interest in the Corporation’s 450 MW Keephills 3 project (formerly known as Centennial 1) at a price of 50 per cent of expenditures to the date of the option exercise, plus 50 per cent of future project development costs.  On March 14, 2006, TransAlta and EPCOR signed a development agreement to jointly pursue TransAlta’s Keephills 3 power project.

On January 13, 2003, the Corporation completed the acquisition from EPCOR of a 50 per cent joint venture interest in EPCOR’s 450 MW Genesee 3 facility located southwest of Edmonton, Alberta.  On March 1, 2005 EPCOR and TransAlta announced the completion of the Genesee 3 facility, which is operated by EPCOR.  TransAlta’s costs for this joint venture were approximately $360 million.  Coal for this facility will be supplied from an adjacent mine.

Gas-fired Facilities

The following table summarizes the Corporation’s Saskatchewan and Alberta gas-fired generation facilities:

Location	Plant	Capacity (MW)	Ownership (%)	Commissioning Dates

Lloydminster, SK	Meridian	220	25	1999
Fort McMurray, AB	Poplar Creek	356	100	2001
Fort Saskatchewan, AB	Fort Saskatchewan	118	30	1999
Total		694

The Meridian plant sells electricity to Saskatchewan Power Corporation, a crown corporation owned by the Province of Saskatchewan, and steam to a heavy oil upgrader in Lloydminster, Saskatchewan.  The Corporation completed the sale of its 50 per cent interest in the Meridian facility to TA Cogen on December 1, 2004.  The remaining 50 per cent interest in the Meridian facility is held by Husky Oil Operations Limited.

The Poplar Creek plant provides electricity and steam to Suncor Energy Inc.’s oil sands project.  This 356 MW cogeneration facility became fully operational in the first quarter of 2001 and delivers approximately 200 MW of electricity and steam to Suncor Energy Inc. (“Suncor”).  Any surplus power not used by Suncor is available for sale by the Corporation to other parties, in which case Suncor is entitled to a share of that revenue, under certain conditions.

The Corporation also holds an indirect interest in the 118 MW Fort Saskatchewan gas-fired combined cycle cogeneration facility in Alberta, which provides electricity and steam to Dow Chemical Canada Inc.

The Corporation’s interests in the Meridian and Fort Saskatchewan facilities are held through TA Cogen.  See “TA Cogen and TransAlta Power”.

Hydroelectric facilities

The following table summarizes the Corporation’s 100% ownership in Alberta hydroelectric facilities:

Location	Plant	Capacity (MW)	Commissioning Dates

Bow River System	Horseshoe	14	1911
	Kananaskis	19	1913, 1951
	Ghost	51	1929, 1954
	Cascade	36	1942, 1957
	Barrier	13	1947
	Bearspaw	17	1953, 1954
	Pocaterra	15	1955
	Interlakes	5	1955
	Spray	103	1951, 1960
	Three Sisters	3	1951
	Rundle	50	1951, 1960

North Saskatchewan River System	Brazeau	355	1965, 1967
	Bighorn	120	1972
Total		801

The Corporation’s hydroelectric facilities are primarily peaking plants, meaning they are generally only operated during times of peak demand.

Wind Generation Facilities

The following table summarizes the Corporation’s Alberta wind generation facilities:

Location	Plant	Capacity (MW)	Ownership (%)	Commissioning Dates

Fort Macleod	McBride Lake	75	50	2003
Pincher Creek	Castle River and Other	46	100	1997 – 2001
Pincher Creek	Summerview	68	100	2004
Total		189

All of the Corporation’s wind generation facilities and assets are operated through the Corporation’s Vision Quest group.  The Corporation, through Vision Quest, owns approximately 152 MW of net capacity and operates approximately 189 MW of capacity primarily in three wind farms in Southwestern Alberta.

Castle River is a 40 MW facility comprised of 59 Vestas V47 (660 kW) turbines and 1 Vestas V44 (600 kW) turbine located at Pincher Creek, Alberta.  The facility is 74 per cent contracted primarily to ENMAX Energy Corp. and is the sole Green Energy® provider to the City of Calgary’s “Ride the Wind” Light Rail Transit program.  The Corporation also owns and operates eight additional turbines totalling 6 MW primarily located in the Pincher Creek and Waterton areas of Southwestern Alberta.

McBride Lake, one of Canada’s largest wind generation facilities, is a 75 MW facility comprised of 114 Vestas V47 (660 kW) turbines located at Fort Macleod, Alberta.  It was constructed by Vision Quest and was completed and producing power in the third quarter of 2003.  McBride Lake is operated by Vision Quest and is jointly owned with ENMAX Green Power Inc., with each partner owning a 50 per cent interest.  The output from the facility is 100 per cent contracted in the form of a 20-year PPA with Enmax.  The Corporation is also entitled to receive WPPI payments from the Canadian federal government at $12/MWh in respect of the McBride Lake facility until 2013.

On October 13, 2004, TransAlta announced the commencement of commercial operations at its $100 million Summerview 68 MW wind farm located approximately 15 kilometres northeast of Pincher Creek, Alberta.  The Summerview facility, comprised of 38 1.8 MW turbines, brought the total owned wind generation capacity to approximately 152 MW and total operated capacity to approximately 189 MW.  The Summerview wind farm is a merchant facility but is entitled to receive WPPI payments from the Federal Government at $10/MWh until 2014.

All of the power generated and sold by Vision Quest is from generation facilities that are EcoLogo-certified.  Vision Quest is an EcoLogo-certified distributor of Alternative Source Electricity through Environment Canada’s Environmental Choice program.  EcoLogo certification is granted to products with environmental performance that meet or exceed all government, industrial safety and performance standards.  Vision Quest facilities constructed after April 2001, also qualify for the Green E and Green Leaf certifications.

Alberta PPAs

All of the Corporation’s Alberta coal-fired and hydroelectric facilities, other than the Wabamun and Genesee 3 facilities, operate under Alberta PPAs.  The PPA for the Wabamun plant expired on December 31, 2003.  The Alberta PPAs established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied.  The Corporation bears the risk or retains the benefit of volume variances (except for those arising from events considered to be force majeure, in the case of the coal-fired plants) and any change in costs required to maintain and operate the facilities.

Under the Alberta PPAs for the formerly regulated coal-fired facilities, the Corporation is exposed to electricity price risk if production declines below contracted levels (other than as a result of outages caused by an event of force majeure).  In such circumstances, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta’s market electricity prices.  This trailing average provision attempts to mitigate price spikes that can occur as a result of sudden outages.  The Corporation attempts to further mitigate this exposure by maintaining contracted and uncontracted capacity in the market, through operating and maintenance practices, and through hedging activities.

The Corporation’s hydroelectric facilities are not contracted on a facility-by-facility basis; rather, facilities are aggregated in a single Alberta PPA which provides for financial obligations for energy and ancillary services obligations based on hourly targets.  These targeted amounts are met by the Corporation through physical delivery or third party purchases.

The Corporation’s compensation under the Alberta PPAs is based on a pricing formula which replaced the cost of service regime which applied previously under utility regulation.  Key elements of the pricing formula are the amount of common equity deemed to form part of the capital structure, the amount of risk premium attributable to deemed common equity and a recovery of fixed and variable costs.  Common equity is deemed to be 45 per cent of total capital and the return on equity is set annually at a 4.5 per cent premium over the rate on a 10-year Government of Canada bond.

The pricing formula includes a provision for site restoration costs of the coal-fired generating plants.  Restoration and reclamation costs incurred in excess of those previously recovered through the pricing formula may also be recovered, upon successful application to the AEUB.  The Alberta PPAs do not provide compensation for site restoration costs related to the Corporation’s hydroelectric facilities.  The Corporation does not anticipate that its hydroelectric structures will be dismantled because of the water supply, irrigation, flood control and recreation related purposes they serve.  Provisions have been made for the removal of the hydroelectric generating equipment.

The expiry dates for the Corporation’s Alberta PPAs, range from 2013 to 2020.  With the expiry of the PPA at the Wabamun facility, the Corporation procured an extension of the license to operate unit four of the Wabamun facility until March 31, 2010.  The Corporation holds various licenses from Alberta Environment and the AEUB to operate its other facilities.  The Corporation intends to procure extensions of the licenses for the other facilities upon the expiry of each respective Alberta PPA.  Upon the expiry of the Alberta PPAs, the Corporation will be able to sell its power output to the Alberta Power Pool and to third party purchasers through direct sales agreements.  The Corporation is currently selling some of the power output from the Wabamun facility under such direct sales agreements.

The Alberta PPAs (together with legislation which applies thereto) permit the Balancing Pool, directly or indirectly as successor to the power purchaser under the Alberta PPAs, to terminate the Alberta PPAs in certain circumstances.  These termination provisions are similar to those found in some PPAs entered into by government-related power purchasers.  The Corporation will be entitled to receive a lump sum payment in connection with any such termination, other than a termination resulting from the Corporation’s default.  In any event, the Corporation will thereafter be able to sell the output from any affected facilities for its own account.

Canada:  Ontario

The Corporation’s Ontario generating facilities are summarized in the following table:

Location	Plant	Capacity (MW)	Ownership (%)	Commissioning Dates

Sarnia	Sarnia	575	100	2003
Ottawa	Ottawa	68	50	1992
Mississauga	Mississauga	108	50	1992
Windsor	Windsor	68	50	1996
Total		819

The Sarnia facility is comprised of a 440 MW facility which commenced commercial operations in March, 2003 and an additional 135 MW of electric generation capacity acquired by the Corporation in 2002.  The combined 575 MW facility provides steam and electricity to nearby facilities owned by Dow Chemical Canada Inc., Lanxess (formerly Bayer Inc.), Nova Chemicals (Canada) Ltd. and Suncor Energy Products Inc.  Approximately 150 MW of Sarnia’s capacity is currently contracted under long term contracts.  On February 15, 2006, TransAlta announced it had signed a five-year agreement with the OPA for production at its Sarnia facility.  Under the terms of the contract, TransAlta will be available to supply an average of 400 MW of electricity to the Ontario electricity market.  The supply contract is effective until December 31, 2010.

The Ottawa plant is a combined cycle cogeneration facility designed to produce 68 MW of electrical energy.  This capacity is sold under a long-term contract with the Ontario Electricity Financial Corporation (“OEFC”), an agency of the Province of Ontario.  This agreement expires in 2012.  The Ottawa plant also provides thermal energy to the member hospitals and treatment centers of the Ottawa Health Sciences Centre, National Defence Medical Centre and the Perley and Rideau Veterans’ Health Centre.

The Mississauga plant is a combined cycle cogeneration facility designed to produce 108 MW of electrical energy.  This capacity is contracted under a long-term contract with the OEFC which expires in 2017.  The Mississauga Plant also provided cogeneration services to Boeing Canada Inc. (“Boeing”) until July 2005 at which time Boeing exercised its right under the cogeneration services agreement to no longer take and pay for cogeneration services due to the recent closure of its manufacturing facility.  Boeing remains entitled to any steam credit based on the total plant electricity generation revenue.  On or prior to each of January 1, 2013, 2018 and 2023, Boeing may give notice to purchase the Mississauga Plant at fair market value.  On January 1, 2028, all provisions under the cogeneration services agreement will terminate and Boeing will have the option at that time to either require the removal of the Mississauga Plant from the leased lands or purchase the Mississauga Plant at its net salvage value.

The Windsor plant is a combined cycle cogeneration facility designed to produce 68 MW of electrical energy.  Currently, 50 MW of the capacity is sold under a long-term contract to the OEFC.  This agreement expires in 2016.  The Windsor plant also provides thermal energy to DaimlerChrysler Canada Ltd.’s minivan assembly facility in Windsor.  In 2003, an agreement was reached with the OEFC to sell the remaining 18 MW to the Ontario power market when it is economic to do so.

The Corporation’s interests in the Mississauga, Ottawa and Windsor facilities in Ontario are held through TA Cogen.  See “TA Cogen and TransAlta Power”.

United States

The Corporation’s generation facilities in the United States are summarized in the following table:

Location	Plant	Capacity (MW)	Ownership (%)	Commissioning Dates

Washington	Centralia Coal No. 1	702	100	1971
	Centralia Coal No. 2	702	100	1971
	Centralia Gas	248	100	2002
	Skookumchuk	1	100	1970

New York	Binghamton	47	100	1992
	Saranac	240	37.5	1994

California	Vulcan	34	50	1986
	Del Ranch	38	50	1989
	Elmore	38	50	1989
	Leathers	38	50	1990
	CE Turbo	10	50	2000
	Salton Sea I	10	50	1987
	Salton Sea II	20	50	1990
	Salton Sea III	50	50	1989
	Salton Sea IV	40		1996
	Salton Sea V	49	50	2000
	Salton Sea VI (1)	180	50	N/A

Texas	Power Resources	200	50	1988

Arizona	Yuma	50	50	1994
Hawaii	Wailuku	10	50	1993
Total		2,707
Note: (1) This facility is under development.

Centralia

The Corporation owns a two-unit 1,404-MW coal-fired facility and adjacent mining operations located in Centralia, Washington, south of Seattle, Washington and a 248 MW gas-fired facility at Centralia.  The Corporation also owns a 1 MW hydro-electric generating facility and related assets on the Skookumchuk River near Centralia, which facilities are used to supply water to TransAlta’s other generation facilities at Centralia.

The Corporation has entered into a number of medium to long-term energy sales agreements from the Centralia facility.  The Corporation also sells power from the Centralia facility into the Western Electricity Coordinating Council and, in particular, the U.S. Pacific Northwest energy market, on the spot market.  The Corporation’s strategy is to balance contracted and non-contracted sales of electricity to manage production and price risk.

The Centralia mine produces approximately five to six million tonnes of coal annually, or approximately 70 to 80 per cent of the Centralia plant’s annual coal requirements.  The Corporation estimates that the existing coal reserves and resources are sufficient to supply the anticipated requirements of this facility for 17 years at current production levels.  The Corporation currently imports the balance of its coal requirements by rail using coal provided under short-term contracts from the Powder River Basin, located in the U.S. Rocky Mountains.

Binghamton

The Corporation owns a 47 MW gas-fired peaking facility in Binghamton, New York.  This facility was commissioned in 1992 and is located near the Pennsylvania and New York State border.  The Binghamton facility provides electricity to the New York Power Pool during periods of high demand.

CE Generation

On January 29, 2003, TransAlta announced the completion of the acquisition from El Paso of a 50 per cent interest in CE Generation, for total consideration of approximately US $240 million, which included approximately US $35 million for working capital.  The CE Generation acquisition included the right to a 50 per cent interest in a geothermal project currently under development in Imperial Valley, California.  If TransAlta elects to retain an economic interest and participate in a future phase of this project, Salton Sea VI, TransAlta is required to pay to El Paso certain milestone payments of up to US $10 million.

CE Generation, through its subsidiaries, is primarily engaged in the development, ownership and operation of independent power production facilities in the United States using geothermal and natural gas resources.  CE Generation holds a net ownership interest of approximately 378 MW in 13 facilities, having an aggregate operating capacity of 817 MW, including 327 MW of geothermal generation in California and 490 MW of gas-fired cogeneration in New York, Texas and Arizona.

CE Generation affiliates currently operate 10 geothermal facilities in Imperial Valley, California.  Each of the geothermal facilities, excluding CE Turbo and Salton Sea V, sells electricity pursuant to independent, long-term contracts which provide for energy payments, capacity payments and capacity bonus payments.  Salton Sea V is currently a merchant facility; however, it has a power purchase agreement to sell approximately 20 MW of its net output.  The balance of available capacity from Salton Sea V and CE Turbo is sold through market transactions.

CE Generation affiliates currently operate three natural gas-fired facilities in Texas, Arizona and New York State, having an aggregate generation capacity of 490 MW.  The New York and Arizona facilities sell their output pursuant to long term contracts while the Texas facility has contracted a tolling agreement for capacity.

Wailuku

On February 17, 2006, a subsidiary of TransAlta, together with a subsidiary of Mid-American Energy Company entered into an arrangement to purchase a 10MW hydro facility in Hawaii to be held directly by the Wailuku Holding Company LLC, each entity will hold a fifty percent interest in the facility.  The facility sells electricity pursuant to the terms of a 30 year power purchase agreement with the Hawaii Electricity Light Company.

Mexico

Campeche

In May 2003, the Corporation announced the commencement of commercial operations at its 252 MW combined cycle gas/diesel fuelled facility located in the Mexican state of Campeche in the Yucatan Peninsula.  The Corporation and Mexico’s state-owned Comisión Federal de Electricidad (“CFE”) have entered into a 25-year long term contract for all of the output of this plant, commencing on the date commercial operations began.  The Corporation has also entered into a related gas transportation agreement with CFE.  In addition to the long term contract and gas transportation agreement, the Corporation has entered into a corresponding 25-year fuel supply agreement with Pemex Gas y Petro Quimica Basica.  CFE bears the price risk on fuel up to the guaranteed heat rate under the long term contract.

Chihuahua

In September 2003, the Corporation announced the commencement of commercial operations at its 259 MW Chihuahua combined-cycle gas-fired facility located near Ciudad de Juarez, Mexico, located approximately 40 kilometres south of the United States/Mexico border.  The Corporation has entered into a 25-year long-term contract with CFE for all of the output of this plant, commencing on the date commercial operations began.  The Corporation has also entered into a related 25-year gas transportation agreement with CFE and a 5-year gas supply contract with Cynergy Marketing and Trading, LP.  CFE bears the price risk on fuel up to the guaranteed heat rate under the long term contract.

Australia

The Corporation holds interests in Western Australia consisting of: (i) the 110 MW Parkeston generation facility through a 50/50 joint venture with Newmont Power Pty Limited, a subsidiary of Newmount Australia Limited; and (ii) the 245 MW Southern Cross gas and diesel generation facilities.  In 2005, Southern Cross installed a 20 MW gas turbine commissioned effective January 1, 2006 and resulting in additional capacity at this facility of 20 MW from the previous year.  The Corporation’s 8.82 per cent interest in a 1,380 kilometre gas transmission pipeline that delivers natural gas from the Australian northwest shelf producing area to Western Australia was sold in April 2003.

TA Cogen and TransAlta Power

The Corporation’s interest in the 220 MW Meridian gas-fired generator facility in Saskatchewan, the 770 MW Sheerness coal-fired generation facility and the 118 MW Fort Saskatchewan gas-fired cogeneration facility in Alberta, and the Mississauga, Ottawa and Windsor-Essex facilities in Ontario, are held through TA Cogen, an Ontario limited partnership owned 50.01 per cent by subsidiaries of TransAlta and 49.99 per cent by TransAlta Power, a publicly held Ontario limited partnership.  The Corporation formed TA Cogen in 1998 to directly or indirectly hold interests in generation facilities capable of producing stable cash flows that would be distributed to TransAlta Power’s unitholders.  The partnership units of TransAlta Power are publicly traded on the Toronto Stock Exchange.

Energy Marketing Business Segment

The Energy Marketing group provides a number of strategic functions to the Corporation, including the following:

•

Gathering and assessing market intelligence, enabling management to more effectively engage in strategic planning and decision-making for the Corporation.  This includes identifying and ranking markets which are the most attractive to enter, developing strategies and plans to effectively compete in each market where the Corporation operates, and identifying specific opportunities to develop or acquire assets that will capture value or mitigate risks in the electric generation business;

•

Negotiating and entering into contractual agreements with customers for the sale of output from the Corporation’s generating assets, including electricity, steam or other energy related commodities;

•

Scheduling physical deliveries of natural gas supplies used to generate electricity and the electrical generation outputs from each asset to meet contractual obligations while managing the physical and financial risks associated with the generation and transmission of electrical energy, including during those periods of unplanned outages;

•

Increasing the value of electricity output and fuel inputs from each generating asset through a variety of regional portfolio optimization strategies in both the current year and over the long term; and

•

Recommending optimum maintenance schedules and operating levels according to current and anticipated market conditions that will maximize earnings from each of the generation assets.

Beyond these functions, the Energy Marketing group derives additional revenue and earnings from the wholesale trading of electricity and other energy related commodities and derivatives.

The group seeks to manage and limit risk exposures from both financial and physical positions, as well as counterparty risks.  The key risk control activities of the Energy Marketing group, in conjunction with other functions of the Corporation, include credit review approval and reporting, risk measurement monitoring and reporting, validation of transactions, and trading portfolio valuation monitoring and reporting.

The Corporation uses mark-to-market valuation and the application of a value at risk (“VAR”) determination for risk control practices for its trading portfolios.  This approach is a measure of assessing the potential trading losses that the Corporation could experience over a given time, due to fluctuations in energy prices in each market.  The Corporation’s policy is to actively manage and limit the group’s aggregate VAR exposure to $10.0 million at any point in time.  The average daily VAR in 2005 was approximately $3.6 million, as compared to $3.8 million in 2004.

Competitive Environment

As the largest generator of electricity in Alberta, measured by capacity, and with generation assets in Ontario, the U.S. Pacific Northwest, California, Arizona, Texas and New York, Mexico and Australia, the Corporation believes it is well-positioned to capitalize on opportunities in these regions.  Alberta is Canada’s fourth largest province by population with approximately 3.2 million residents representing approximately 10 per cent of Canada’s total population.  Alberta consumed approximately 66,000 GWh of electricity in 2005.  As at December 31, 2005, the aggregate installed capacity of generating facilities in Alberta was approximately 11,300 MW.

Ontario is Canada’s largest province with approximately 12.5 million residents representing approximately 39 per cent of Canada’s total population.  Ontario consumed approximately 157,000 GWh of electricity in 2005.  Ontario Power Generation Inc., the successor to the generation business of Ontario’s former integrated electric utility, controls over two-thirds of Ontario’s approximately 31,200 MW of installed capacity, the balance of which is owned by municipal electric utilities and private independent power producers or industrial consumers.

Electrical utilities in the U.S. Pacific Northwest are organized into the Western Electricity Coordinating Council (“WECC”).  The WECC is the largest geographically of the 10 regions in the North American Electric Reliability Council and is divided into four sub-regions, of which Region 1 includes British Columbia, Alberta, Washington, Oregon, Idaho, Montana, Utah, western Wyoming and northern Nevada.  This sub-region is referred to as the Northwest Power Pool (the “NWPP”).  The WECC estimates that approximately 366,000 GWh of electricity was consumed in the NWPP in 2005.  The WECC also reported an estimated aggregate electrical generating capacity of approximately 80,400 MW in the NWPP for the 2005 to 2006 period.

The Corporation expects that the demand for electricity will continue to grow in its target markets.  In addition to increased demand, the market for electricity in some of these regions has undergone deregulation.  Legislation in Alberta and Ontario and many states in the United States mandated the unbundling of generation, transmission and distribution services traditionally provided by vertically integrated utilities to promote competition in the market for generation, which caused some integrated utilities to sell all or parts of their generation assets.  While the pace of this process has changed, the Corporation believes that the combination of increased demand for electricity, deregulation and the increased availability of generation assets may provide it with an opportunity to increase its generation capacity and leverage its energy marketing capabilities, provided that in doing so, the financial position of the Corporation is not compromised.

In addition, the Corporation believes that the demand for electricity in Mexico will continue to grow in the next several years due to increased commercial and residential consumption.  For the period 2005 to 2013, the CFE is projecting a growth in demand for electricity of 5.2 per cent per year.  It is expected that independent power plants will contribute up to 30 per cent of the installed capacity and contribute approximately 50 per cent of the total energy produced.  At the end of December 2005 the national electrical system had approximately 48,000 MWs.  The system is expected to have approximately 69,000 MWs by the end of December 2013.  As a result, the CFE has indicted that it is planning to offer for tender more independent power plants that may be similar to the Corporation’s plants in Campeche and Chihuahua.  In addition, over the next 10 years increased fuel diversity will be sought with natural gas fuelled generating stations making up no more than 50% of the installed capacity by 2015.

The Corporation believes that yearly fluctuations in demand, similar to those which occurred in 2005, will continue in Mexico.  In 2005, dispatch was lower than anticipated in the northern part of the country due to lower than expected demand and higher than average water in the region’s dams, which resulted in more power produced from hydro-electric facilities.  This did not occur in 2004 in the south-eastern part of Mexico, where the Campeche plant is located.

Competitive Strengths

The Corporation believes it is well positioned to achieve its business strategy due to its competitive strengths, which include the following:

Stable cashflow base.   In 2005, approximately 81 per cent of the Corporation’s expected production was sold under contracts with original durations of at least 12 months, and 67 per cent was sold under contracts with original terms of 10 years or more.  Approximately 50 per cent of the contracted output was sold under Alberta PPAs, most of which expire from 2013 to 2020 and are ultimately backed by the “Balancing Pool”, an entity established by the Government of Alberta.  See “Generation Business Segment — Alberta — Alberta PPAs”.

Geographic diversity.   The Corporation has a geographically diverse asset base with assets in Alberta and Ontario, Canada, in certain parts of the United States, in Mexico and in Australia.

Fuel diversity.  The Corporation has a diverse mix of fuels used for electrical generation, including coal, natural gas, hydro, geothermal and wind.  The Corporation believes that this mix reduces the impact on corporate performance in the event of external events affecting one fuel source.

Management team.  The Corporation’s management team has changed as the Corporation has moved from a largely Alberta-based and focused regulated utility into an internationally focused deregulated electricity developer, generator and marketer.  The current management team has substantial industry, international and local market experience.

Energy Marketing expertise.  The Corporation believes that its Energy Marketing group has enhanced returns from the Corporation’s existing generation base and has allowed the Corporation to obtain more favourable pricing for uncommitted electricity, secure fuel supply on a cost-effective basis and fulfill electricity delivery obligations in the event of an outage.

Financial strength.  The Corporation has investment grade ratings from Moody’s Investor Services, Inc., Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited.

Ownership or control of coal supply.  The Corporation owns, controls or leases extensive coal reserves in Alberta that provide a long-term and stable source of fuel for all of its coal-fired generation capacity in Alberta.  The Corporation also owns a coal mine near its Centralia facility, which currently provides approximately 70 to 80 per cent of the fuel required at the Centralia facility.  The Corporation’s mines in Alberta contain some of the lowest sulphur coal in North America, averaging 0.25 per cent sulphur at the Whitewood mine and 0.25 per cent at the Highvale mine.  Coal with lower sulphur content emits less sulphur dioxide when it is burned.  By comparison, the sulphur content of coal mined in the Northern Powder River Basin in the Western U.S. Rocky Mountains typically has sulphur content of about 0.35 per cent.

Wind Generation.  The Corporation, through Vision Quest, is one of the largest owners and operators of wind generation in Canada.  Vision Quest’s management team collectively has over 50 years of experience in the industry and has developed key relationships with customers, suppliers and policy makers that provide a competitive advantage in the development, operations and marketing of wind generation.

Capital Expenditures

Capital expenditures for property and investments (including acquisitions) by TransAlta for the past five years were:

2005................................................................ $325.5 million 2004................................................................ $345.7 million 2003................................................................ $757.8 million	2002................................................................ $985.9 million 2001.............................................................. $1,256.3 million

ENVIRONMENTAL RISK MANAGEMENT

TransAlta is subject to federal, provincial and local environmental laws, regulations and guidelines concerning the generation and transmission of electrical and thermal energy and surface mining.  TransAlta is committed to complying with legislative and regulatory requirements and to minimizing the environmental impact of its operations.  TransAlta works with governments and the public to develop appropriate frameworks to protect the environment and, at the same time, to promote sustainable development.

TransAlta’s approach to managing its environmental, health and safety (“EHS”) risk has three elements:

•

Compliance-based activities, such as permitting and reporting.

•

ISO-based EHS Management systems and programs, such as safety programs and auditing.

•

Longer-term strategic initiatives, including climate change and government policy development.

These elements are integrated into TransAlta’s corporate-wide operations and management systems.  They are designed to mitigate risks of TransAlta’s activities to employees, the public and the environment, and to address potential competitive risks from future changes in environmental policy.  They are also supportive of TransAlta’s corporate commitment to sustainability.

To meet regulatory requirements and improve environmental performance, TransAlta made environmental operating and capital expenditures in fiscal year 2005 of approximately $47.0 million. Environmental expenditures are generally defined as expenditures incurred to comply with Canadian or international environmental regulations, conventions or voluntary agreements.

Environmental risk at the plants operated by TransAlta, has been reduced through improved performance in several areas:

•

sulphur dioxide (“SO2”) emission rates were reduced from 1.23 kg/MWh in 2004 to 1.09 kg/MWh in 2005;

•

gross carbon dioxide emission rates were 0.91 tonnes/MWh in 2005, a reduction of  11 per cent from 1990 levels; and

•

safety performance, as measured by reduced injury frequency rate, has improved by 25 per cent over the past 12 months as a result of the Corporation’s focused corporate safety program, known as “Target Zero”.

On a longer time horizon, TransAlta anticipates future environmental regulatory developments in areas such as climate change, air quality and water.  Regulatory changes and policy developments are tracked in all relevant jurisdictions in Canada and the United States.

Canada is currently the only country in which TransAlta operates which has emission reduction obligations under the Kyoto Protocol.  Canada ratified the protocol in 2005.  While uncertainty still exists as to the ultimate form and specific detail of Canada’s climate change regulations, TransAlta’s climate change strategy addresses the potential competitive risks to its fossil generation plants.  That strategy includes increased use of less carbon-intensive fuels such as natural gas and renewable resources, continued investment in international emission offsets, internal efficiency improvements and development of clean coal technology.  It continues to be an active participant with federal and provincial governments in the development of climate change policy in the international, national and provincial arenas.

Mercury standards are expected to be implemented in the United States by 2009 and in Alberta by 2010.  Requirements for capital control equipment are clear in Alberta, and work is underway on testing and preliminary engineering design, although the final technology selection will not be done for a year or more.  Mercury control requirements, if any, in the United States at TransAlta’s Centralia plant are not yet defined.

TransAlta is a member of the Canadian Clean Power Coalition, which is committed to developing and implementing clean coal technology projects in Canada before 2010.

Environmental issues concerning water use are managed within the ISO 14001 framework.  TransAlta continues to work with regulators in each jurisdiction within which it operates, to ensure water is used wisely on site and that all regulations pertaining to water and wetlands management both on and off site are met at all times.

TransAlta’s environmental efforts have been recognized by the Dow Jones Sustainability Index for seven years in a row.  The Index represents the best environmental performance leaders worldwide.

To date, TransAlta does not believe that its competitive position in the wholesale generation business has been adversely affected by environmental concerns.  Increasing use of natural gas and renewable generation means typically lower environmental compliance costs.  Emissions of oxide of nitrogen (“NOx”) and SO2 from coal-fired operations at Centralia are significantly below national average levels due to installed pollution controls, including scrubbers and low-NOx burners for both units.

RISK FACTORS

Regulatory and political risks exist in all jurisdictions in which TransAlta operates.  TransAlta seeks to manage these risks by working with regulators and other stakeholders to try to resolve issues as fairly and expeditiously as possible.  For a discussion of risk factors affecting TransAlta and risk management, reference is made to “Risk Factors and Risk Management”, in TransAlta’s Management’s Discussion and Analysis for the year ended December 31, 2005, which is incorporated by reference herein.

EMPLOYEES

As of December 31, 2005, the Corporation had 2,727 full and part-time employees, of which 2,337 were employed in TransAlta’s generation business and 155 were employed in TransAlta’s energy marketing business.  Approximately 1,567 of the Corporation’s employees are represented by labour unions.  The Corporation is currently a party to 12 different collective bargaining agreements.  The Corporation has recently renewed two of the agreements and anticipates negotiating renewed agreements with another six labour unions in 2006.  Negotiations for the remaining agreements are underway and are expected to be completed before their respective expiry dates.

CAPITAL STRUCTURE

General

The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series.  As at March 21, 2006 , 199,610,310 common shares were outstanding and no first preferred shares were outstanding.

Common Shares

Each common share of the Corporation entitles the holder thereof to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the first preferred shares.  The common shares are not convertible and are not entitled to any pre-emptive rights.  The common shares are not entitled to cumulative voting.

First Preferred Shares

The Corporation is authorized to issue an unlimited number of first preferred shares, issuable in series and, with respect to each series, the board of directors is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

The first preferred shares of all series rank senior to all other shares of the Corporation with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital.  Holders of first preferred shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series.  No dividends may be declared or paid on any other shares of the Corporation unless all cumulative dividends accrued upon all outstanding first preferred shares have been paid or declared and set apart.  In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of first preferred shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the first preferred shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable.  After payment of such amount, the holders of first preferred shares shall not be entitled to share further in the distribution of the assets of the Corporation.

The Corporation’s board of directors may include in the share conditions attaching to a particular series of first preferred shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive.  These voting rights continue for so long as any dividends remain in arrears.  These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the board of directors then consists of less than 16 directors, or three directors if the board of directors consists of 16 or more directors.  Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of the Corporation.

Subject to the share conditions attaching to any particular series providing to the contrary, the Corporation may redeem first preferred shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and the Corporation has the right to acquire any of the first preferred shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

CREDIT RATINGS

Issuer Rating

As of March 22, 2006, the Corporation’s issuer rating from Standard & Poor’s, a division of McGraw Hill Companies (“S&P”) was BBB (stable) and from Moody’s Investor Services (“Moody’s”) was Baa2 (negative outlook).

Commercial Paper

As of March 22, 2006, the Corporation’s guaranteed commercial paper was rated R-1(low) (stable) by Dominion Bond Rating Service Limited (“DBRS”).  The Corporation’s non-guaranteed commercial paper was rated R-2(high) (stable) by DBRS.

Senior Unsecured Long-Term Debt

As of March 22, 2006, the Corporation’s senior unsecured long-term debt, is rated BBB (stable) by DBRS, BBB (stable) by S&P and Baa2 (negative outlook) by Moody’s.   The ratings for debt instruments range from a high of AAA to a low of D in the case of both DBRS and S&P and from a high of Aaa to a low of C in the case of Moody’s.

According to the DBRS rating system, debt securities rated BBB credit quality.  Protection of interest and principal is considered acceptable, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.  “High” or “Low” grades indicate the relative standing within a rating category.  DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in the higher rating categories.  The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

According to the Moody’s rating system, debt securities rated Baa are subject to moderate credit risk.  They are considered medium-grade and as such may possess certain speculative characteristics.  Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

Preferred Securities

As of March 22, 2006, the Corporation’s outstanding preferred securities have been assigned ratings of BB+ (stable) by S&P and Pfd-3y (stable) by DBRS.

S&P’s rating of the Corporation’s outstanding preferred securities is on a preferred share rating scale that ranges from AA to D, which represents the range from highest to lowest quality of such securities rated.  Securities rated in the BB rating category by S&P are in the fourth highest category of the relevant scale.  An obligation rated “BB” faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.  The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS’ rating of the Corporation’s outstanding preferred securities is on a preferred share rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated.  Securities rated in the Pfd-3 rating category by DBRS are in the third highest category of the relevant scale and are considered of adequate credit quality.  Preferred shares rated Pfd-3 are of adequate credit quality.  While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present with detract from debt protection.  The assignment of a “(high)” or “(low)” modifier within each of the five preferred share rating categories indicates relative standing within such category.  The “y” modifier is used to indicate a hybrid security.

Note Regarding Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  The credit ratings accorded to the Corporation’s outstanding securities by S&P, Moody’s and DBRS, as applicable, are not recommendations to purchase, hold or sell such securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P, Moody’s or DBRS in the future if, in its judgment, circumstances so warrant.

DIVIDENDS

TransAlta’s board of directors considers several factors when reviewing the Corporation’s common share dividend policy, including earnings, cash flow, capital requirements, the expectations of shareholders and future earnings prospects.  The payment and level of future dividends on the common shares will be determined by the board of directors of TransAlta upon consideration of such factors.  TransAlta has declared and paid the following dividends per share on its outstanding common shares during the past three years:

Period		Dividend per Common Share

2003	First Quarter	$ 0.25
	Second Quarter	$ 0.25
	Third Quarter	$ 0.25
	Fourth Quarter	$ 0.25

2004	First Quarter	$ 0.25
	Second Quarter	$ 0.25
	Third Quarter	$ 0.25
	Fourth Quarter	$ 0.25

2005	First Quarter	$ 0.25
	Second Quarter	$ 0.25
	Third Quarter	$ 0.25
	Fourth Quarter	$ 0.25

On January 1, 2006, TransAlta paid cash dividends of $0.25 per common share.  The Corporation’s board of directors has declared a cash dividend of $0.25 per common share, payable on April 1, 2006.

MARKET FOR SECURITIES

TransAlta’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TA” and the New York Stock Exchange under the symbol “TAC”.  TransAlta’s preferred securities are listed on the Toronto Stock Exchange under the symbol “TA.PR.C”.  The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s common shares as reported by the TSX from January 2005:

	Price ($)
Month	High	Low	Volume

2005
January	19.25	18.20	10,544,271
February	19.48	17.80	13,045,505
March	18.89	17.90	12,401,998
April	18.99	18.28	7,767,352
May	20.33	18.82	11,482,976
June	20.79	19.39	10,511,358
July	21.81	20.34	8,575,740
August	22.35	21.66	8,272,899
September	23.33	21.54	9,160,799
October	24.30	22.40	11,742,247
November	25.08	23.32	15,018,815
December	26.43	25.09	19,041,796

2006
January	26.50	23.15	16,922,946
February	24.64	22.91	15,327,317
March (to March 21)	24.20	23.20	8,643,797

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s 7.75 per cent preferred securities due 2048 (trading symbol “TA.PR.C”) as reported by the TSX from January 2005:

	Price ($)
Month	High	Low	Volume

2005
January	26.90	26.57	107,822
February	27.15	26.67	105,219
March	27.21	26.10	101,028
April	26.49	26.10	94,936
May	26.97	26.19	47,600
June	26.82	26.08	69,119
July	26.40	26.05	59,603
August	26.40	25.96	69,254
September	26.58	25.95	73,857
October	26.10	25.77	63,599
November	26.29	26.02	54,978
December	26.24	25.51	112,683

2006
January	25.70	25.42	152,613
February	25.90	25.61	99,824
March(March 21)	25.97	25.21	70,638

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of the directors and officers of TransAlta as at March 22, 2006, as well as the year each director first became a director are set out below.  Each director is appointed to serve until the next annual meeting of TransAlta or until his or her successor is elected or appointed.

Directors

Name and Municipality of Residence	Year first became Director	Principal Occupation

William D. Anderson Montreal, PQ	2003

Corporate Director.  Mr. Anderson was President of BCE Ventures (telecommunications), a subsidiary of BCE Inc. from 2000 to 2005 and Chief Financial Officer of BCE Inc. from 1998 to 2000.  He has been a director of Bell Canada International Inc. (telecommunications) since 2000, Four Seasons Hotels Inc. (hospitality) since May 2005 and Sears Canada Inc. (retail) since April 2005.  He is a member of the Institute of Chartered Accountants of Ontario and is Chair of the Audit and Environment Committee of the Corporation (“AEC”).

Stanley J. Bright Vero Beach, FL	1999

Corporate Director.  He served as a director of MidAmerican Energy Holdings Company (electric generation and delivery, natural gas supply, transportation and delivery), a subsidiary of Berkshire Hathaway, Inc., from 1999 to February 2006 and as a director of MidAmerican Energy predecessor companies since 1987.  Mr. Bright was Chairman and CEO of MidAmerican Energy Company, a Des Moines, Iowa-based electric and gas utility company which is now a part of MidAmerican Energy Holdings Company from 1997 to 1999.  He served as President, CEO & Chairman and CEO of predecessor Companies from 1991 to 1997.   He is Chair of the Human Resources Committee of the Corporation (“HRC”) and a member of the AEC.

Name and Municipality of Residence	Year first became Director	Principal Occupation

Timothy W. Faithfull Oxford, U.K.	2003

Corporate Director.  He has been a director of Canadian Pacific Railway Limited (transportation) since 2003, Shell Pension Trust Limited in the United Kingdom (pension fund trustee) since 2004, AMEC plc in the United Kingdom (international engineering, construction services) since 2005 and a director of the Canada-United Kingdom Colloquia.  He was President and Chief Executive Officer of Shell Canada Limited (energy) from 1999 to 2003 when he completed a 36 year international oil and gas career with Royal Dutch/Shell group.  He is a member of the AEC and the HRC.

Ambassador Gordon D. Giffin Atlanta, GA	2002

Senior Partner, McKenna Long & Aldridge LLP (attorneys).  Mr. Giffin has been a director of Bowater, Inc., (newsprint and paper) since 2003, Canadian National Railway Company (transportation) since 2001, Canadian Imperial Bank of Commerce (banking) since 2001 and Canadian Natural Resources Ltd. (natural resources) since 2002.  He is a member of the Council of Foreign Relations, an advisory board member of the Canadian-American Business Council and serves on the Board of Trustees for the Carter Center in Georgia.  Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.  He is chair of the Nominating and Corporate Governance Committee of the Corporation (“NCGC”).

Louis D. Hyndman, Q.C. Edmonton, AB	1986

Senior Partner of Field LLP (barristers & solicitors), and a director of Canadian Urban Ltd. (real estate), EllisDon Inc. (construction), Enbridge Inc. (energy), Melcor Developments Ltd. (real estate), and Meloche Monnex Inc. (insurance).  He is a member of the NCGC.

C. Kent Jespersen Calgary, AB	2004

Corporate Director.  He has been Chair and CEO of La Jolla Resources International Ltd. since 1998.  He has been Chair and a director of Geac Computer Corporation Limited (computer software) since 2001 and CCR Technologies Ltd. (technology) since 1999, and a director of Matrikon Inc. (technology) since 2001 and Axia NetMedia Corporation (telecommunications) since 2000.  Mr. Jespersen worked with NOVA Corporation for over 20 years in various management positions, including as president of NOVA International. He is a member of the NCGC and the HRC.

Michael M. Kanovsky Victoria, BC	2004

Independent Businessman.  Mr. Kanovsky, P. Eng., has been President of Sky Energy Corporation (oil and gas) since 1993.  He has also been a director of Accrete Energy Corporation (oil and gas) since 2004, Devon Energy Corporation (oil and gas) since 1998, ARC Energy Trust since 1996 (oil and gas) and Bonavista Energy Trust (oil and gas) since 1997 and Pure Technologies Inc. (technology) since 2003.  He has been involved in investment banking and the oil, gas and power industries for over 30 years. He is a member of the AEC and the NCGC.

Donna Soble Kaufman Toronto, ON	1989

Lawyer and Corporate Director.  Mrs. Kaufman has been a director of BCE Inc. (telecommunications) since 1998, Bell Canada since 2003, Telesat Canada (telecommunications) since 2001 and Hudson’s Bay Company (retail) since 2000.  She was Chair and CEO of Selkirk Communications Ltd. (communications) from 1988 to 1989 and a partner of the law firm Stikeman Elliott from 1985 to 1997.  She is also a director of Historica, a private sector-led education initiative to promote knowledge of Canadian history and heritage, and Baycrest, a centre for the elderly and specialized care.  Mrs. Kaufman is Chair of the Board and an ex-officio member of all committees of the Board.

Gordon S. Lackenbauer Calgary, Alberta	2005

Corporate Director.  From 1990 to 2004, Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking).  He has been a director of Tembec Inc. (paper and forest products) since 1973, and Chairman since 2005.  Mr. Lackenbauer has also been a Governor of Mount Royal College since 2004.  He is a member of the NCGC.

Name and Municipality of Residence	Year first became Director	Principal Occupation

Luis Vázquez Senties Mexico City, MX	2001

President and CEO and Chair of Group Diavaz (oilfield services and natural gas distribution) since 1982.  Mr. Vázquez has also been chair of Compania Mexicana de Gas, S.A. de CV., and of the Mexican Natural Gas Association since 2004. He is a member of the HRC.

Stephen G. Snyder Calgary, AB	1996

President and Chief Executive Officer of TransAlta Corporation (power generation), since 1996.  Mr. Snyder has also been a director of Canadian Imperial Bank of Commerce (banking) since 2000.  He is also Chair of the Conference Board of Canada since October 2004, Chair of the Calgary Zoological Society since April 2002, Chair of the Calgary Stampede Foundation since February 2005 and a director of the Calgary Exhibition and Stampede since April 2004.

Officers

Name	Principal Occupation	Residence

Stephen G. Snyder	President and Chief Executive Officer	Calgary, Alberta

Brian Burden	Executive Vice-President and Chief Financial Officer	Calgary, Alberta

Ian A. Bourne	Executive Vice-President	Calgary, Alberta

Linda K. Chambers	Executive Vice-President, Generation Technology	Calgary, Alberta

Frederick M. Gallagher	Executive Vice-President	Calgary, Alberta

Richard P. Langhammer	Executive Vice-President, Generation Operations	Calgary, Alberta

Thomas M. Rainwater	Executive Vice-President, Corporate Development and Marketing	Calgary, Alberta

Kenneth S. Stickland	Executive Vice-President, Legal	Calgary, Alberta

Michael Williams	Executive Vice-President, Human Resources and Communications	Calgary, Alberta

Gregory Wilson	Senior Vice-President and Chief Information Officer	Calgary, Alberta

Michael Bartel	Vice-President, Engineering Services	Calgary, Alberta

William D.A. Bridge	Vice-President, Western Canada Operations	St. Albert, Alberta

Kelly L. Gunsch	Vice-President, Commercial Portfolio Management	Calgary, Alberta

Mark MacKay	Vice –President, Energy Technology	Calgary, Alberta

Robert J.D. Page	Vice-President, Sustainable Development	Calgary, Alberta

Gregory P. Reinhart	Vice-President, Generation Human Resources	Calgary, Alberta

Donald Thomas	Vice-President, Vision Quest	Calgary, Alberta

Marvin J. Waiand	Vice-President and Treasurer	Calgary, Alberta

Jubran R.Whalan	Vice-President, Trading & Delivery Optimization	Calgary, Alberta

Garth A. Wong	Vice-President and Comptroller	Calgary, Alberta

W. Frank Hawkins	Assistant Treasurer	Calgary, Alberta

Maryse C. St.-Laurent	Corporate Secretary	Calgary, Alberta

All of the directors and officers of TransAlta have held their present principal occupations or executive positions with the same or associated firms for the past five years, except for the following:

•

Prior to January 2006, William Anderson was President of BCE Ventures.

•

Prior to July 2003, Timothy Faithfull was President and Chief Executive Officer of Shell Canada Limited.

•

Prior to December 2005 Brian Burden was Executive Vice-President of Molson Inc.; and prior to 2002, he was Senior Vice-President, Seagram Corporate/Venture Transition of Diageo PLC.

•

Prior to July 2003, Linda Chambers was President of TransAlta Centralia Generation LLC and TransAlta Centralia Mining LLC, subsidiaries of TransAlta; and prior to June 1999, she was Senior Vice-President of Human Resources of TransAlta.

•

Prior to January 2006, Frederick Gallagher was Executive Vice-President, Vision Quest Windelectric for the Corporation; and prior to December 2002, he was Managing Director and Chief Executive Officer of Vision Quest Windelectric Inc.

•

Prior to October 2005, Richard Langhammer was President, TransAlta Centralia Generation LLC and TransAlta Centralia Mining LLC, subsidiaries of the Corporation; and prior to December 2003, he was Vice-President, Plant Operations of TransAlta.

•

Prior to November 2002, Thomas Rainwater was President, Praxis Solutions, Inc.; and prior to February 2000, he was Vice-President, Central Region, Illinova Energy Partners Inc., a division of Illinova Corporation.

•

Prior to January 2006, Michael Williams was Senior Vice-President, Human Resources and communications for the Corporation; prior to June 2002, he was Vice-President of EMEA HR, Lucent Technologies; and prior to April 2001, he was senior director of EMEA HR, Cisco Systems.

•

Prior to June 2002, Gregory Wilson was Vice-President and Chief Information Officer of United Dominion Industries; and prior to August 1998, he was Group IT Director of Scientific Atlanta.

•

Prior to February 2006, Michael Bartel was Director Major Maintenance; prior to November 2003, he was Leader Life Cycle Planning-Coal; prior to February 2003 he was Manager Development Engineering; and prior to October 2000 he was Manager.

•

Prior to October 2005, William Bridge was Vice-President, Customer and Asset management; prior to September 2003 he was Vice-President, Development & Acquisition; and prior to September 2001 he was Director, Commercial Operations, Eastern Canada.

•

Prior to December 2005, Kelly Gunsch was Director, Commercial Portfolio Management; and prior to that date, Ms. Gunsch held various commercial facing positions within the business development group of the Corporation since joining TransAlta in 1995.

•

Prior to February 2006, Mark MacKay was Director Engineering Services; prior to February 2003 he was Director Project Management CAN/USA; prior to April 2002 he was Director Keephills Expansion; prior to February 2001 he was Director Projects; and prior to April 2000 he was Senior Project Manager.

•

Prior to February 2002, Gregory Reinhart was Human Resources Director, IPP of TransAlta; and prior to June 1999; he was Vice-President of Human Resources of Engage Energy Ltd.

•

Prior to January 2006, Donald Thomas was VP Business Development Vision Quest, prior to October 2003 he was Director Corporate Development; and prior to April 2002 he was Director Business Development.

•

Prior to December 2003, Garth Wong was Director, Financial Operations, Generation of TransAlta.

•

Prior to October 2005, Jubran Whalan was Director, Trading and Delivery Optimization of TransAlta; prior to that date, he held various energy marketing positions within the Corporation since joining TransAlta in 2002.

•

Prior to June 2005, Maryse St. Laurent was Secretary of TC PipeLines, LP since September 2003 and Recording Secretary since January 2001, and legal counsel TransCanada Corporation since June 1997.

As of March 22, 2006, the directors and officers of TransAlta and its subsidiaries, as a group, beneficially own, directly or indirectly, less than one per cent of each class or series of the outstanding securities of TransAlta.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10 per cent of the common shares of the Corporation, and no associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction involving the Corporation since the commencement of the Corporation’s last financial year or in any proposed transactions that has materially affected or will materially affect the Corporation.

LEGAL PROCEEDINGS

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole, after taking into account amounts reserved by the Corporation.  For further information, please refer to Note 22 of the Corporation’s audited consolidated financial statements for the year ended December 31, 2005, which note is hereby incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for TransAlta’s common shares and preferred securities is CIBC Mellon Trust Company in Vancouver, Calgary, Winnipeg, Toronto and Montreal.  The transfer agent and registrar for the common shares in the United States is Mellon Investor Services LLC at its principal office in New York, New York.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue, SW., Calgary, Alberta, are the auditors of the Corporation.

Our auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC's rules on auditor independence.

ADDITIONAL INFORMATION

Additional information including compensation of directors and officers of TransAlta, indebtedness of directors and officers of TransAlta, principal holders of TransAlta’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in TransAlta’s Management Proxy Circular dated March 10, 2006.  Additional financial information is provided in TransAlta’s 2005 Annual Report which contains audited comparative consolidated financial statements for the most recently completed financial year and the Management’s Discussion and Analysis.  The Management’s Discussion and Analysis contained in the 2005 Annual Report is specifically incorporated by reference and forms a part of this Annual Information Form.  These documents and additional information with respect to the Corporation are available at www.sedar.com.

In 2002, TransAlta adopted a procedure for employees, shareholders or others to report concerns or complaints regarding accounting or auditing matters on an anonymous, confidential basis to the AEC.  Such submissions may be directed to the AEC c/o the Corporate Secretary of the Corporation.

When the securities of TransAlta are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus, TransAlta will, upon request to the Corporate Secretary, provide to any person or company the following information:

1.

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

2.

one copy of the comparative consolidated financial statements of TransAlta for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of TransAlta that have been filed, if any, for any period after the end of its most recently completed financial year;

3.

one copy of TransAlta’s Management Proxy Circular in respect of its most recent annual meeting of its shareholders that involved the election of directors; and

4.

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (1), (2) or (3) above.

At any other time, TransAlta will, upon request, provide to any person or company one copy of any documents referred to in clauses (1), (2) and (3) above, provided that TransAlta may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of TransAlta.  For additional copies of this Annual Information Form or any of the materials listed in this paragraph, please contact Investor Relations, TransAlta Corporation at Box 1900, Station “M”, Calgary, Alberta, T2P 2M1; telephone: 1-800-387-3598 in North America outside of Calgary, or (403) 267-2520 in Calgary and outside North America; fax: (403) 267-2590; e-mail: investor_relations@transalta.com.

AUDIT AND ENVIRONMENT COMMITTEE

General

The Corporation has established an AEC comprised of four members: William D. Anderson, Chair, Stanley J. Bright, Timothy W. Faithfull and Michael M. Kanovsky. Each member of the AEC has been affirmatively determined by the board of directors to be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110-Audit Committees.  In addition, TransAlta’s board of directors has determined that Mr. Anderson is an  “audit committee financial expert” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

Mandate of the AEC

The mandate of the AEC is to provide assistance to the board of directors of the Corporation in fulfilling its oversight responsibility to the shareholders of the Corporation, the investment community and others, relating to  the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the legal and environmental compliance programs as established by management and the board of directors, and the risk identification, assessment and management program.  In so doing, the AEC is responsible for maintaining an open avenue of communication between the AEC, the external auditors, the internal auditors and management of the Corporation.

The AEC’s function is oversight.  Management is responsible for the preparation, presentation and integrity of the financial statements of the Corporation.  Management and the internal audit group of the Corporation are responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures for compliance with accounting standards and applicable laws and regulations.

While the AEC has the responsibilities and powers set forth herein, it is not the duty of the AEC to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and the external auditors.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly.  The AEC’s role is to provide direct, meaningful and effective oversight of the Corporation’s financial reporting and counsel to management without assuming responsibility for management’s day-to-day duties.

AEC Charter

The Charter of the Audit and Environment Committee is attached hereto as Appendix “A”.

Relevant Education and Experience of AEC Members

The following is a brief summary of the education or experience of each member of the AEC that is relevant to the performance of his responsibilities as a member of the AEC, including any education or experience that has provided the member with an understanding of the accounting principles used by TransAlta to prepare its annual and interim financial statements.

Name of AEC Member	Relevant Education and Experience

William D. Anderson

Mr. Anderson is a Chartered Accountant. Mr. Anderson has served as Chief Executive Officer of a public company and as Chief Financial Officer of several public companies and, in such capacities, Mr. Anderson actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements.  Mr. Anderson has also served as a principal financial officer, accounting officer or controller with several public companies and as a director and audit committee member with several public companies.

Stanley J. Bright

Mr. Bright is a Certified Public Accountant and has served as a Chief Executive Officer, Chief Financial Officer and a corporate controller of several public companies.  Mr. Bright has actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements with several companies. Mr. Bright also has experience actively overseeing or assessing the performance of companies in the preparation of financial statements.

Timothy W. Faithfull

Mr. Faithfull acquired significant financial experience and exposure to accounting and financial issues as Chief Executive Officer of Shell Canada Limited and in his other capacities in his 36 years with the Royal Dutch/Shell group of companies.  Mr. Faithfull is also a director of another public company, Canadian Pacific Railway Company, a director of Shell Pension Trust Limited and a director of AMEC plc.

Michael M. Kanovsky

Mr. Kanovsky has over 30 years of financial and industry experience gained through working in the investment banking business as well as a director, officer and audit committee member of several public companies and trusts.  Mr. Kanovsky is also a graduate of the MBA program from the Richard Ivey School of Business of the University of Western Ontario.

For the years ended December 31, 2005 and 2004, Ernst & Young LLP and its affiliates were paid $2,012,754 million and $2,747,626, respectively, as detailed below:

	Year ended December 31
	2005	2004
Ernst & Young LLP
Audit Services	$2,006,504	$1,336,999
Audit-Related Services	-	$201,866
Tax Services	6,250	$1,062,479
Other Fees	-	$146,282
Total	$2,012,754	$2,747,626

Audit Services

Audit fees were paid for professional services rendered by Ernst & Young LLP for the audit of the Corporation’s annual financial statements or services provided in connection with statutory and regulatory filing or engagements, including the translation from English to French of the Corporation’s financial statements and other documents.

Audit-Related Services

The audit-related fees in 2004 were primarily for work performed by Ernst & Young LLP in relation to the Corporation’s financings.

Tax Services

The tax fees for 2005 related to the Southern Cross stamp duty appeal. The majority of tax fees for 2004 related to the finalization of tax credit recoveries for work which had commenced prior to 2002.

All Other Fees

The majority of the amounts in “all other fees” in 2004 related to the sublease of office space in Australia.

The AEC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the AEC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AEC for other permissible categories of non-audit services, such categories as determined under the Sarbanes-Oxley Act.

APPENDIX “A”

TRANSALTA CORPORATION

AUDIT AND ENVIRONMENT COMMITTEE

CHARTER

A.

Establishment of Committee and Procedures

1.

Composition of Committee

The Audit and Environment Committee (the “Committee”) of the Board of Directors of TransAlta Corporation (the “Corporation”) shall consist of not less than three Directors.  All members of the Committee shall be determined by the Board to be independent as required under securities regulations for Audit Committees.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board of Directors (the “Board”).

2.

Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board, having taken into account the recommendation of the Nominating and Corporate Governance Committee, and shall hold office until the next annual meeting, or until their successors are earlier appointed, or until they cease to be Directors of the Corporation.

3.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.

4.

Committee Chair

The Board shall appoint a Chair for the Committee on the recommendation of the Nominating & Corporate Governance Committee.

5.

Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.

Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.

Meetings

The Committee shall meet at least quarterly and shall meet at such other times during each year as it deems appropriate.  In addition, the Chair of the Committee or any of its members may call a special meeting of the Committee at any time.  Although the Corporation’s Chief Executive Officer may attend meetings of the Committee, the Committee shall also meet in separate executive sessions.

8.

Quorum

A majority of the members of the Committee present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

9.

Notice of Meetings

Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication or email) to each member of the Committee at least 48 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.  Notice of every meeting shall also be provided to the external and internal auditors.

10.

Attendance at Meetings

At the invitation of the Chair of the Committee, other Board members, officers or employees of the Corporation, the external auditors, outside counsel and other experts or consultants may attend any meeting of the Committee.

11.

Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board generally not later than the next meeting of the Board that follows a Committee meeting.

12.

Review of Charter

The Committee shall evaluate its performance and review and reassess the adequacy of its Charter at least annually or otherwise, as it deems appropriate, and if necessary propose changes to the Board.

13.

Outside Experts and Advisors

The Committee Chair, on behalf of the Committee, or any of its members is authorized, at the expense of the Corporation, when deemed necessary or desirable, to retain independent counsel, outside experts and other advisors to advise the Committee independently on any matter.

B.

General Mandate of Committee

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the legal and environmental compliance programs as established by management and the Board, and the financial risk identification, assessment and management program.  In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.  The designation of a member or members as an “audit committee financial expert” is based on that individual’s education and experience, which the individual will bring to bear in carrying out his or her duties on the Committee.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation.

The function of the Committee is oversight.   Management is responsible for the preparation, presentation and integrity of the financial statements of the Corporation.  Management of the Corporation is responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

While the Committee has the responsibilities and powers set forth herein, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and the external auditors.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly.  The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.

The Committee will also perform the functions of the Qualified Legal Compliance Committee (the “QLCC”) of the Board of the Corporation and in this role will: (i) receive, review and take appropriate action with respect to any report made or referred to the Committee by a counsel or the chief legal officer, of evidence of a material violation of applicable securities laws, a material breach of a fiduciary duty under applicable laws or a similar material violation by the Corporation or by any officer, director, employee, or agent of the Corporation (in this charter a “material violation”) and (ii) otherwise fulfill the responsibilities of a qualified legal compliance committee pursuant to Section 307 of the Sarbanes-Oxley Act of 2002 and the rules promulgated there under.

C.

Duties and Responsibilities of the Committee

The Committee shall have the following specific duties and responsibilities:

1.

Audit and Financial Matters:

The Committee shall:

(a)

have direct responsibility for the appointment, compensation, retention and oversight of the external auditors including nominating the external auditors to be proposed for Shareholder approval in any management proxy circular, and in doing so, shall:

(i)

review the experience and qualifications of the external auditors’ senior personnel who are providing audit services to the Corporation and the quality control procedures of the external auditors, including confirmation that the external auditors are in compliance with Canadian and U.S. regulatory registration requirements;

(ii)

review and approve the basis and amount of the external auditors’ fees and ensure the Corporation has provided appropriate funding for payment of compensation to the external auditors;

(iii)

review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence;

(iv)

resolve disagreements between management and the external auditors regarding financial reporting;

(v)

pre-approve audit services (including comfort letters provided in underwritten transactions) and all non-prohibited non-audit services provided by the external auditors; the Chair of the Committee may, on behalf of the Committee, approve all non-prohibited non-audit services provided by the external auditors provided that all such approvals are brought to the attention of the Committee at its next meeting following such approval;

(vi)

inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors; and

(vii)

instruct the external auditors that they are ultimately accountable to the Committee as representatives of the shareholders of the Corporation, and that the Committee is directly responsible for the selection (subject to the approval of shareholders of the Corporation), evaluation and termination of the external auditors of the Corporation;

(b)

review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the annual audit plan of the external auditors, the judgment of the external auditors as to the quality, not just the acceptability, of and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

(c)

review with management and the external auditors all financial statements and financial disclosure and

(i)

recommend to the Board for approval the Corporation’s audited annual financial statements including the notes thereto and, “Management’s Discussion and Analysis”;

(ii)

any report or opinion to be rendered in connection therewith;

(iii)

the cooperation which the external auditors received during the course of their review and their access to all records, data and information which they requested;

(iv)

any significant transactions which were not a normal part of the Corporation’s business;

(v)

management’s process for formulating sensitive accounting estimates and the reasonableness of the estimates;

(vi)

any change in accounting principles and their applicability to the business;

(vii)

alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(viii)

satisfy itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements;

(d)

review with management and the external auditors the Corporation’s interim financial statements, including the notes thereto, “Management’s Discussion and Analysis” and earnings release,  and approve the release thereof by management to the public;

(e)

review and discuss with management and external auditors the use of “pro forma” or “adjusted” non-GAAP information and the applicable reconciliation;

(f)

review quarterly the approach taken by management in the preparation of other public disclosure of financial information extracted or derived from the financial statements, as well as financial information and earnings guidance provided to analysts and rating agencies;

(g)

at least annually, obtain and review a report by the external auditors describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm  or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(h)

review with senior management, the chief legal officer and, as necessary, outside legal advisors, and the Corporation’s internal and external auditors, the effectiveness of the Corporation’s internal controls to ensure the Corporation is in compliance with legal and regulatory requirements and with the Corporation’s policies;

(i)

review at least annually with the chief legal officer, and, if necessary, outside legal advisors, significant legal, compliance or regulatory matters that may have a material effect on the financial statements of the business;

(j)

discuss with management the Corporation’s policies and procedures for identifying and managing the principal financial risks of its business (other than risks assumed directly by the Board or one of its other committees), to determine that management has implemented and is maintaining systems and procedures to manage or mitigate those risks, including programs of insurance and risk reduction;

(k)

review annually the Financial and Commodity Exposure Management Policies (the “Policies”) and approve changes to the Policies; review and authorize strategic hedging program guidelines and risk tolerance; review and monitor quarterly results of financial and commodity exposure management activities and review at least annually the corporate insurance program.

(l)

review, as appropriate, directors’ and officers’ liabilities including the process to mitigate them, including directors’ and officers’ insurance coverage;

(m)

review the audit plans of the internal and external auditors of the Corporation including the degree of detail of those plans and the coordination between those plans;

(n)

review and consider, as appropriate, any significant reports and recommendations made by internal audit relating to internal audit issues, together with management’s response thereto;

(o)

review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;

(p)

discuss with the external auditors their perception of the Corporation’s financial and accounting personnel, any recommendations which the external auditors may have, including those contained in the management letter, with respect to improving internal financial controls, choice of accounting principles or management reporting systems, and review all management letters from the external auditors together with management’s written responses thereto;

(q)

review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(r)

review with management the Annual Pension Report and financial statements of the Corporation’s pension plans including the actuarial valuation, asset/liability forecast, asset allocation, manager performance and plan operating costs;

(s)

review annually the internal audit department charter, review with the internal auditors the Corporation’s internal control procedures, the scope and plans for the work of the internal audit group, the annual checklist of responsibilities of the Committee, as prepared by the internal auditors; review the adequacy of resources and ensure that the internal auditors have unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors;

(t)

meet separately with management, the external auditors and internal auditors to review issues and matters of concern respecting audits and financial reporting;

(u)

review the annual audit of expense accounts and perquisites of the Directors, the CEO and his direct reports, including the use of the Corporation’s assets, as well as the Corporation’s annual sponsorship, donations and political contributions;

(v)

review disclosures made to the Committee by the CEO and CFO during their certification process for the periodic reports filed with securities regulators about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(w)

review incidents or alleged incidents of fraud, illegal acts and conflicts of interest;

(x)

review the Corporate Code of Conduct and inquire of management as to policies and practices in place to ensure compliance, and inquire of the internal and external auditors as to any instances of deviation from the Corporate Code of Conduct which have come to their attention, and the action taken as a result of same;

(y)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

(z)

discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issue regarding the Corporation’s financial statements or accounting policies;

(aa)

annually prepare a report from the Committee to shareholders or others, concerning the work of the Committee during that year in the discharge of its responsibilities; and

(bb)

review and approve the Corporation’s hiring policies for employees or former employees of the external auditors and monitor the Corporation’s adherence to the policy.

2.

Environment, Health and Safety Matters:

The Committee shall:

(a)

review and evaluate with management the existing environmental, health and safety practices and procedures of the Corporation and its subsidiaries for compliance with applicable legislation, conformity with industry standards, and prevention or mitigation of losses;

(b)

review with management whether the Corporation’s environment, health and safety policies (or those of its subsidiaries) are being effectively implemented;

(c)

review the effectiveness of the response by the Corporation or its subsidiaries, as the case may be, to environment, health and safety issues, including the compliance with statutory and regulatory requirements;

(d)

review and consider reports and recommendations issued by the Corporation and its subsidiaries or by an external party relating to the environment, health and safety issues, together with management’s response thereto;

(e)

review with management and make recommendations to the Board of Directors as appropriate on the Corporation’s environment, health and safety policies and procedures and any other matters relating to the environment, health and safety it considers relevant; and

(f)

at least annually, meet separately with the senior environment member of management to review environmental matters that may have a material impact on the Corporation’s business or financial results and report to the Board thereon.

3.

QLCC Matters:

The Committee shall:

(a)

inform the chief legal officer and chief executive officer of any report of evidence of a material violation of applicable securities laws, a material breach of a fiduciary duty under applicable laws or a similar material violation by the Corporation or by any officer, director, employee or agent of the Corporation, which has been reported to the Committee;

(b)

determine whether an investigation is necessary regarding any such report;

(c)

if the Committee has determined that an investigation is necessary,  (i) notify the Board, (ii) initiate an investigation to be conducted either by the Corporation’s chief legal officer or by an outside counsel retained by the Committee, and (iii) retain such additional expert personnel as the Committee deems necessary;

(d)

at the conclusion of an investigation, (i) recommend, by majority vote, that the Corporation implement an appropriate response and (ii) inform the chief legal officer, the chief executive officer and the Board of the results of the investigation and the appropriate remedial measures that it recommends to be adopted;

(e)

have the authority and responsibility to act, by majority vote, to take all other appropriate action, including the authority to notify, where required, those securities commissions or the U.S. Securities and Exchange Commission having jurisdiction, in the event that the Corporation fails in any material respect to implement an appropriate response that the Committee has recommended to the Corporation;

(f)

adopt written procedures for the confidential receipt, retention and consideration of any oral or written reports received by the Committee;

(g)

report to the Board on all QLCC matters that it deals with;

(h)

take appropriate measures so that, to the maximum extent possible, consistent with its obligations, the Corporation’s legal privileges are protected in connection with the Committee’s activities; and

(i)

maintain confidentiality in its activities to the maximum extent possible consistent with performing a full and fair investigation.

The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in carrying out its mandate.

APPENDIX B

GLOSSARY OF TERMS

This Annual Information Form includes the following defined terms:

“AEUB” means the Alberta Energy and Utilities Board;

“Alberta PPA” means an Alberta government mandated power purchase arrangement;

“availability” means the “weighted average equivalent availability factor”, which is a term used to calculate availability for a pool or fleet of units of varying sizes.  It is a measure of time and energy expressed in percentage of continuous operation, 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity;

“capacity” means net maximum capacity that a unit can sustain over a period of time;

“gigawatt hour” or “GWh” means one million kilowatt hours of electrical power;

“kilowatt” or “kW” means 1,000 watts of electrical power;

“kilowatt hour” or “kWh” means one hour during which one kilowatt of electrical power has been continuously produced;

“megawatt” or “MW” means 1,000 kilowatts or one million watts of electrical power;

“megawatt hour” or “MWh” means 1,000 kilowatt hours;

“PPA” means a power purchase agreement having an initial term of five years or greater;

“watt” means the scientific unit of electrical power, being the rate of energy use that gives rise to the production of energy at a rate of one joule per second;

“watt hour” is a measure of energy production or consumption equal to one watt produced or consumed for one hour; and

“WPPI” means the Government of Canada’s Wind Power Production Incentive available to approved wind generation facilities commissioned between April 1, 2002 and March 31, 2007.

B-1